Suite 260, 1414 8th Street SW Calgary, Alberta T2R 1J6 Canada
Phone: (403) 290-1744 Fax: (403) 266-5732 Website: www.transaktltd.com

PROMISSORY NOTE

AMOUNT:        $____________________

FOR VALUE RECEIVED TransAKT Ltd. ("Borrower") hereby promises to pay to the **VENDOR** ("Lender") or to the order of the Lender, on **CLOSINGDATE**, at __________________________________________or such other address in Canada that Lender or its order shall from time to time designate in writing, the sum of $________________(United States Dollars), together with interest at the rate of twelve percent (12%) per annum, compounded annually, calculated from and including the date following the date hereof to and including the date of payment. The Lender may request full repayment of this Promissory Note anytime after 90 days has passed from the date of this agreement (plus accrued Interest), and provide the Borrower with 30 days notice to provide the repayment. Interest for a period less than one calendar year shall be calculated on the basis of a 360 day year. For greater certainty, interest shall continue to accrue and be payable at the rate referred to above both before and after judgment should judgment be obtained in respect of this Promissory Note.

The Borrower hereby waives presentment, notice of dishonour, protest and notice of protest of this Promissory Note.

DATED in Calgary, Alberta, as of the ____ Day of ______________, 2008.

Per: ____________________________________	Per: ____________________________________

Per: “Lender”	Per: James Wu
Name __________________________________	President and Chief Executive Officer
TransAKT Ltd. ____________________________________